                                                                    EXHIBIT 99.1

                                EXCEL PARALUBES
                       CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
Excel Paralubes

     In our opinion, the accompanying consolidated balance sheet and the related statements of operations, of partners' deficit and of cash flows present fairly, in all material respects, the financial position of Excel Paralubes (the Partnership), at December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As described in Notes 7 and 10 to the consolidated financial statements, the Partnership has significant transactions with its partners.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
March 11, 1998, except as to the second paragraph to Note 11 which is as of July 10, 1998

                                EXCEL PARALUBES

                                 BALANCE SHEET
                           DECEMBER 31, 1997 AND 1996

                                     ASSETS

                                                                  1997           1996
                                                              ------------   ------------
Current assets:
  Cash and cash equivalents.................................  $     46,520   $     88,960
  Accounts receivable -- related parties....................    41,716,048     20,150,548
  Inventory.................................................    13,897,549     10,352,691
  Other current assets......................................       785,742        736,549
                                                              ------------   ------------
          Total current assets..............................    56,445,859     31,328,748
  Property, plant and equipment, net........................   418,578,734    404,653,755
  Intangible assets and deferred charges, net...............    38,977,671     33,016,853
                                                              ------------   ------------
                                                              $514,002,264   $468,999,356
                                                              ============   ============

                            LIABILITIES AND PARTNERS' DEFICIT
Current liabilities:
  Accounts payable and accrued liabilities -- related
     party..................................................  $ 22,871,297   $ 20,145,277
  Short-term notes payable..................................    52,800,000     21,800,000
  Interest payable..........................................     5,945,833      5,755,833
                                                              ------------   ------------
          Total current liabilities.........................    81,617,130     47,701,110
Long-term debt..............................................   490,000,000    490,000,000
Long-term liabilities.......................................    17,163,828
Commitments and contingencies (Note 9)......................
Partners' deficit...........................................   (74,778,694)   (68,701,754)
                                                              ------------   ------------
                                                              $514,002,264   $468,999,356
                                                              ============   ============

   The accompanying notes are an integral part of these financial statements.

                                EXCEL PARALUBES

                            STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                         1997           1996           1995
                                                     ------------   ------------   ------------
Revenues:
  Net sales -- related parties.....................  $254,726,101   $ 12,492,524
  Processing fees -- related party.................     9,662,000      2,035,166
  Other............................................       433,563         97,897   $    189,000
                                                     ------------   ------------   ------------
          Total revenues...........................   264,821,664     14,625,587        189,000
                                                     ------------   ------------   ------------
Costs and expenses:
  Cost of goods sold -- related party..............   164,487,535     10,181,471
  Operating expense................................    48,712,682     30,409,209     11,375,490
  General and administrative expense...............     1,057,665        665,197        586,208
  Project construction expenses....................       368,532      5,876,000      4,828,000
  Depreciation and amortization....................    17,738,395      3,165,247        311,821
  Interest expense.................................    38,133,795     13,041,253      1,042,403
                                                     ------------   ------------   ------------
          Total costs and expenses.................   270,498,604     63,338,377     18,143,922
                                                     ------------   ------------   ------------
Net loss...........................................  $ (5,676,940)  $(48,712,790)  $(17,954,922)
                                                     ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                                EXCEL PARALUBES

                         STATEMENT OF PARTNERS' DEFICIT

                                                 CONOCO, INC.   ATLAS PROCESSING CO.      TOTAL
                                                 ------------   --------------------   ------------
Balance, December 31, 1994.....................  $ (1,017,021)      $ (1,017,021)      $ (2,034,042)
Net operating loss for the year ended December
  31, 1995.....................................    (8,977,461)        (8,977,461)       (17,954,922)
                                                 ------------       ------------       ------------
Balance, December 31, 1995.....................    (9,994,482)        (9,994,482)       (19,988,964)
Net operating loss for the year ended December
  31, 1996.....................................   (24,356,395)       (24,356,395)       (48,712,790)
                                                 ------------       ------------       ------------
Balance, December 31, 1996.....................   (34,350,877)       (34,350,877)       (68,701,754)
Contributions..................................    12,500,000         12,500,000         25,000,000
Distributions..................................   (12,700,000)       (12,700,000)       (25,400,000)
Net operating loss for the year ended December
  31, 1997.....................................    (2,838,470)        (2,838,470)        (5,676,940)
                                                 ------------       ------------       ------------
Balance, December 31, 1997.....................  $(37,389,347)      $(37,389,347)      $(74,778,694)
                                                 ============       ============       ============

   The accompanying notes are an integral part of these financial statements.

                                EXCEL PARALUBES

                            STATEMENT OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                       1997           1996            1995
                                                   ------------   -------------   -------------
Cash flows from operating activities:
  Net operating loss.............................  $ (5,676,940)  $ (48,712,790)  $ (17,954,922)
  Adjustments to reconcile net loss to net cash
     provided by operating activities:
     Depreciation and amortization...............    17,738,395       3,523,482         389,723
     Increase in accounts receivable.............   (21,565,500)    (20,150,548)
     Increase in inventory.......................    (3,544,858)    (10,352,691)
     Increase in other current assets............       (49,193)       (730,788)         (5,761)
     (Decrease) increase in accounts payable and
       accrued
       liabilities...............................   (12,023,980)    (15,056,882)     21,014,815
     Increase in interest payable................       190,000       2,917,986       2,837,847
     Increase in other liabilities (long-term)...    11,913,828
     Gain on sale of asset.......................       (48,069)
                                                   ------------   -------------   -------------
          Net cash used in operating
            activities...........................   (13,066,317)    (88,562,231)      6,281,702
                                                   ------------   -------------   -------------
Cash flows from investing activities:
  Additions to property, plant and equipment.....   (10,602,742)   (158,072,969)   (217,588,266)
  Acquisition of license agreements..............    (8,260,140)    (12,000,000)
  Proceeds from sale of asset....................     1,286,759
                                                   ------------   -------------   -------------
          Net cash used in investing
            activities...........................   (17,576,123)   (170,072,969)   (217,588,266)
                                                   ------------   -------------   -------------
Cash flows from financing activities:
  Cash distributions to partners.................   (25,400,000)
  Cash contributions from partners...............    25,000,000
  Advance repayments to partners.................                                  (110,500,000)
  Advances from partners.........................                                    83,150,000
  Net proceeds from issuance of commercial
     paper.......................................    31,000,000      19,800,000       2,000,000
  Proceeds from issuance of bonds................                   240,000,000     250,000,000
  Debt issue costs...............................                    (2,851,869)     (4,818,790)
  Deferred loss from interest rate hedge.........                                    (6,750,372)
                                                   ------------   -------------   -------------
          Net cash provided by financing
            activities...........................    30,600,000     256,948,131     213,080,838
                                                   ------------   -------------   -------------
Net (decrease) increase in cash flow.............       (42,440)     (1,687,069)      1,774,274
Cash balance at beginning of year or period......        88,960       1,776,029           1,755
                                                   ------------   -------------   -------------
Cash balance at end of year or period............  $     46,520   $      88,960   $   1,776,029
                                                   ============   =============   =============
Supplementary cash flow information:
  Cash paid for interest.........................  $ 37,943,795   $  23,677,350   $   3,096,847

   The accompanying notes are an integral part of these financial statements.

                                EXCEL PARALUBES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

1. ORGANIZATION

     Excel Paralubes (Excel), a general partnership, was formed pursuant to the laws of the state of Texas on August 2, 1994 and was created for the purpose of constructing and operating a $500 million lube oil hydrocracker facility. Excel is a partnership which is equally owned by Conoco Inc. (Conoco) and Atlas Processing Company (Atlas Processing), a 100% owned subsidiary of Pennzoil Products Company. Excel Paralubes Funding Corporation (Excel Funding), a Delaware corporation, was formed to execute and administer the financing arrangements of the Partnership and is a wholly-owned subsidiary of Excel.

     Excel was in the development stage as defined in Statement of Financial Accounting Standards No. 7 until early 1997. Although Excel produced and sold some base oil and co-products in late 1996, full commercial operations did not commence until the first quarter of 1997. As more fully described in Notes 7 and 10, Excel and its partners have entered into several long-term purchase and supply contracts, processing agreements and partner guarantees. Additionally, the credit facility with a syndicate of banks expires on May 4, 1998 and Excel has submitted a request to extend this facility through May 1999 (see Note 11).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES

     The accompanying financial statements have been prepared on the accrual basis in accordance with generally accepted accounting principles. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of Excel and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

     Cash consists of cash on deposit at financial institutions and cash equivalents in the form of time deposits with maturities of three months or less. There were no time deposits at December 31, 1997 or 1996.

INVENTORIES

     Inventories consist principally of feedstocks. All inventories are valued at lower of cost or market, cost being determined by the last-in, first-out
(LIFO) method. At December 31, 1997, the excess of current cost over book value of inventories valued under the LIFO method was $3,242,306. At December 31, 1996, current cost approximated the LIFO value.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is carried at cost and consists primarily of roads, parking lots, buildings, furniture and refining equipment in service at year end. These long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of affected assets may not be recoverable. Long-lived assets are tested for impairment by comparing carrying amounts with estimated future pre-tax cash flows expected from use of the assets and from their disposition. Work-in-progress is the ongoing

                                EXCEL PARALUBES
sustaining capital costs associated with the hydrocracker facility which was completed in 1997. Property, plant and equipment is being depreciated on a straight-line basis principally over 28 years, the life of the assets.

CATALYST RECLAIMATION AND TURNAROUND COSTS

     Catalyst reclaimation and turnaround costs are accrued as a long-term liability over the period between reclaimations and turnarounds based on estimates of the scope and the future cost for these activities.

INTANGIBLE ASSETS AND DEFERRED CHARGES

     Intangible assets and deferred charges consist of license fees, deferred bond termination fees and debt issue costs. License fees are being amortized on a straight-line basis principally over the life of the license agreement. Deferred bond termination fees and debt issue costs are being amortized over the life of the bonds using a method which approximates the interest method. Intangible assets are reassessed annually to determine whether any potential impairment exists.

REVENUE RECOGNITION

     Revenues from the sale of base oil and co-products are recognized in the period of delivery.

OPERATING COSTS

     Operating costs are expensed as incurred and consist primarily of labor, utilities, maintenance, turnaround accruals, catalyst replacement, pilot plant, environmental remediation, land rental and other miscellaneous costs associated with operating the hydrocracker facility.

RESEARCH AND DEVELOPMENT EXPENDITURES

     Research and development expenditures are recorded in operating expenses and primarily represent pilot plant costs surrounding the preoperating activities of the hydrocracker facility. For the years ended December 31, 1997, 1996 and 1995, Excel recorded $763,943, $2,295,000 and $2,929,000, respectively, for research and development expenditures.

INCOME TAXES

     Excel is treated as a tax partnership under the provisions of Subchapter K of the Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for income taxes since Excel's results of operations and related credits and deductions will be passed through to and taken into account by its partners in computing their respective tax liabilities. No income taxes have been recorded for Excel's wholly-owned subsidiary as it has had no taxable income since its inception.

ENVIRONMENTAL LIABILITIES AND EXPENDITURES

     Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

REPORTING COMPREHENSIVE INCOME (FAS 130)

     The Financial Accounting Standards Board ("FASB") has issued FAS 130 to be effective for fiscal years beginning after December 15, 1997. FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. The application of the new standard will not have a material effect on Excel's consolidated financial position or results of operations.

                                EXCEL PARALUBES

CONCENTRATION OF RISK

     All of Excel's trade receivables are from Conoco and Atlas Processing. Although collection of these receivables could be influenced by economic factors affecting the petroleum industry, the risk of significant loss is considered remote.

RECLASSIFICATIONS

     Certain reclassifications of prior years' data have been made to conform to 1997 classifications. 3. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 1997 and 1996 is summarized below:

                                                              1997            1996
                                                          ------------    ------------
Plant and equipment.....................................  $412,017,100    $344,698,493
Buildings...............................................     7,180,879       7,180,879
Improvements............................................    12,419,040      12,909,061
Office furniture and equipment..........................     1,271,330       1,326,145
Construction in progress................................     4,200,353      41,658,141
                                                          ------------    ------------
                                                           437,088,702     407,772,719
Less -- accumulated depreciation........................    18,509,968       3,118,964
                                                          ------------    ------------
                                                          $418,578,734    $404,653,755
                                                          ============    ============

     Depreciation expense was $15,439,073 for the year ended December 31, 1997, $2,807,143 for the year ended December 31, 1996 and $311,821 for the year ended December 31, 1995.

4.  INTANGIBLE ASSETS AND DEFERRED CHARGES

     Intangible assets and deferred charges at December 31, 1997 and 1996 are summarized below:

                                                               1997           1996
                                                            -----------    -----------
License fees..............................................  $27,650,202    $19,390,062
Deferred bond termination fees (Note 6)...................    6,750,372      6,750,372
Debt issue costs..........................................    7,670,659      7,670,659
                                                            -----------    -----------
                                                             42,071,233     33,811,093
Less -- accumulated amortization..........................    3,093,562        794,240
                                                            -----------    -----------
                                                            $38,977,671    $33,016,853
                                                            ===========    ===========

     Amortization cost associated with intangible assets and deferred charges was $2,299,322, $716,339 and $77,901 in 1997, 1996 and 1995, respectively.

5.  DEBT

     On November 5, 1996, Excel Funding issued $240 million of 7.125% senior bonds. These bonds are due in 2011 with interest payable on May 1 and November 1 each year. The first interest payment was paid on May 1, 1997 and the first principal payments of $1,828,800 are due on May 1 and November 1, 2001. Proceeds were applied to repay outstanding short-term borrowings of $202 million and to finance operations through December 1996.

                                EXCEL PARALUBES

     On November 6, 1995, Excel Funding issued $250 million of 7.43% senior bonds. These bonds are due in 2015 with interest payable on May 1 and November 1 each year. The first interest payment was paid on May 1, 1996 and the first principal payment is due on May 1, 2011. Proceeds were applied to repay outstanding short-term borrowings of $201 million and to finance operations through December 1995.

     Recourse under the bonds is limited to the revenues and assets of Excel. Certain restrictive covenants may limit the ability of Excel to incur debt, make distributions to the partners, make investments or create liens.

     On May 22, 1995, Excel entered into a variable rate $300 million line of credit with a syndicate of banks which expires May 4, 1998 (see Note 11). This credit facility is intended for support of commercial notes. Through the credit facility, the commercial notes can be converted to term loans with the related bank syndicate at Excel's discretion for a period not to exceed one year. During 1997 this line of credit was reduced to $145 million. On June 21, 1995, Excel began issuing commercial paper as short-term financing for the construction of the lube oil hydrocracker. Additional commercial paper was sold during 1997 in order to finance operations. The weighted-average interest rate on the $52.8 million and $21.8 million of commercial paper outstanding at December 31, 1997 and 1996, respectively, was 6.5%. Excel has submitted a request to extend the facility through May 1999. At December 31 1997 and 1996, the line of credit remained unused.

     Interest costs incurred in 1997, 1996 and 1995 totaled $38,133,795, $26,519,620 and $5,934,694, respectively. Interest costs incurred during the period required to bring assets to the condition and location for their intended use are capitalized as part of acquisition costs. In 1997 there were no interest costs capitalized and in 1996 capitalized interest costs totaled $13,901,399. In 1997 there were no debt issue costs capitalized and in 1996 debt issue costs capitalized were $2,851,869 which are being amortized over the life of the bonds.

6.  DERIVATIVES AND OTHER HEDGING INSTRUMENTS

     Excel Funding entered into certain forward treasury contracts as part of its program to hedge the interest rate risk related to the 1995 senior bond offering. These contracts were primarily forward contracts with a syndicate of investment banks to sell 30-year treasury bonds at 7.625%. On October 30, 1995, Excel Funding locked in the lower rate of 7.43% on the issuance of $250 million of senior bonds and, hence, terminated the contracts for a fee of approximately $6.7 million. Excel Funding capitalized the termination fee as a deferred asset and is amortizing the balance over the life of the bonds as an adjustment to interest expense. Deferred bond termination fees amortized during 1997, 1996 and 1995 were $378,767, $358,232 and $77,901, respectively.

7.  RELATED PARTY TRANSACTIONS

     One of Excel's partners, Conoco, has been designated as the operator of the partnership and in that capacity provides substantially all technical and administrative assistance and services in connection with Excel's operations. Charges for these services were approximately $8,400,000, $11,200,000 and $3,900,000 during 1997, 1996 and 1995, respectively, and are included in operating and general and administrative expenses. Included in such charges are the costs of the operators' salaries and wages which include related benefits such as pensions and other postretirement benefits, allocable to Excel. Excel has no employees.

     Excel and Conoco have joint ownership of certain processing units constructed at or adjacent to Conoco's Lake Charles Refinery. Variable costs associated with certain of these units are allocated on the basis of usage. Fixed costs are allocated based on the ownership percentage of the applicable units.

     As operator, Conoco is responsible for processing and paying Excel's invoices. Disbursements made by the partner on Excel's behalf are reimbursed semimonthly by Excel. Such amounts due to Conoco totaled $2,937,658 at December 31, 1997 and $6,501,221 at December 31, 1996. Accrued liabilities which primarily

                                EXCEL PARALUBES
represent capital expenditures incurred, but not yet invoiced, totaled $19,933,639 at December 31, 1997 and $13,644,056 at December 31, 1996.

     On May 12, 1995, Excel entered into a long-term sale and purchase agreement whereby Conoco and Atlas Processing have agreed to purchase from Excel (and in the case of Atlas Processing, Pennzoil Products Company) all base oil production (within certain specifications), and at least the amount taken by the other party, up to a maximum of 50% each of Excel's expected output, at a market-based price (less an annual rebate which is subordinate in right of payment to the senior debt of Excel). If either Conoco or Atlas Processing fails to purchase its required amount of Excel's output, that party is obligated to pay to Excel the amount that Excel would have earned had the party made such purchases. Base oil sales made to the partners, net of rebates, were $166,093,946 for 1997 and $3,307,954 for 1996.

     Excel and Conoco entered into a long-term sale and purchase agreement dated May 12, 1995 which requires Conoco to purchase all co-products (within certain specifications) produced by Excel, with the exception of sulfur, at market-based prices as specified in the agreement. Co-product sales made to Conoco were $87,499,331 during 1997 and $9,069,668 during 1996.

     On May 12, 1995, Excel and Conoco entered into a long-term feedstock sale and purchase agreement whereby Excel agrees to purchase from Conoco all of the required volume of VGO and hydrogen needed by the hydrocracker facility. These feedstocks must meet certain quality specifications and are purchased at a market-based price as specified in the agreement. Feedstocks purchased by Excel under the agreement were $168,032,393 during 1997 and $20,534,162 during 1996.

     Excel and Conoco entered into long-term processing agreements dated May 12, 1995 which require Conoco to pay processing fees for the use of the vacuum unit and hydrogen supply facilities. The fee for the vacuum unit is equal to $1.50 for each barrel of VGO produced from the unit not to exceed $6,740,000 in any one year. Fees for the hydrogen supply facilities are $23,000 per day for each day the facilities are utilized not to exceed $4,202,000 in any one year. Processing fees received for these facilities were $9,662,000 during 1997 and $2,035,166 during 1996.

     Both partners of Excel advanced substantial amounts to Excel to facilitate the construction process. Until short-term financing was obtained in June 1995, the partners had contributed $110,500,000 ($55,250,000 by each partner). These amounts were repaid from the proceeds of the Credit Agreement, dated May 22, 1995, among Chemical Bank, as Syndication Agent; The Chase Manhattan Bank, as Administrative Agent; and Excel and Excel Funding.

     In accordance with a long-term agreement between Excel and Conoco dated October 24, 1994, Excel agreed to pay Conoco a fixed monthly fee of $58,850 for use of Conoco's wastewater facility. This fee will continue through December 31, 2024 and amounted to $706,200 in 1997 and $529,650 in 1996.

     Excel leases the project site land from Conoco. The lease expires on December 31, 2024, at which time, the lease will automatically be extended for successive renewal terms of five years each unless either the lessee or lessor elects to terminate the lease at such time. The following details the future lease payments required of Excel for the five succeeding years:

1998...................................................   $ 2,481,600
1999...................................................     2,481,600
2000...................................................     2,481,600
2001...................................................     2,481,600
2002...................................................     2,481,600
Thereafter.............................................    54,595,200
                                                          -----------
                                                          $67,003,200
                                                          ===========

                                EXCEL PARALUBES

     Rental expense under operating leases was $2,481,600 for both 1997 and 1996 and $2,433,000 for 1995.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

     At both December 31, 1997 and 1996, Excel had outstanding long-term debt with a carrying value of $490 million. Based on borrowing rates currently available, the carrying amount of this debt approximates fair value. The reported amounts of financial instruments such as cash equivalents, accounts receivable and short-term notes payable approximate fair value because of their short maturities.

9. COMMITMENTS AND CONTINGENCIES

     Excel does not maintain general liability (including sudden and accidental pollution) insurance coverage. However, Excel's respective partners maintain general insurance policies and/or are self-insured.

     On July 31, 1995, a Petition for Class Action was filed in the 14th Judicial District Court, Parish of Calcasieu, State of Louisiana, against Conoco and a contractor that excavated soil from the project site, by persons upon whose property such soil was placed, alleging that the soil contained harmful and dangerous materials including asbestos and/or lead. The plaintiffs seek unspecified damages, including punitive or exemplary, compensatory and clean-up damages and attorneys' fees. Conoco intends to vigorously defend the litigation. Conoco is voluntarily removing and replacing contaminated soils from affected properties. Based on the agreements that Excel has with Conoco, management of Excel determined that Excel was potentially obligated to Conoco for a portion of the amounts paid by Conoco in connection with this litigation and related remediation. As such, management agreed to reimburse Conoco for a portion of the costs. Excel paid $368,532, $1.3 million and $2.3 million in 1997, 1996 and 1995, respectively. Excel has accrued $712,140 and $1.5 million as of December 31, 1997 and 1996, respectively, for anticipated remediation and litigation costs for this matter. Management does not believe that the litigation or future remediation expenses will have a material adverse effect on Excel's financial condition or results of operations.

10. GUARANTEES

     Conoco and Atlas Processing entered into a Completion Undertaking to (i) severally make capital contributions and/or subordinated loans to the Partnership to cover any cash shortfalls prior to the Completion as defined in the Completion Undertaking, (ii) severally repay the principal amount of the senior bonds, in proportion to their respective partnership interests in the event the project be abandoned prior to Completion and (iii) to severally make equity contributions to Excel equal to their respective partnership interest percentage multiplied by $25 million. Prior to Completion, Pennzoil Company agreed to guarantee the obligations of Atlas Processing to Excel, and following Completion, Pennzoil Products Company has agreed to guarantee such obligations of Atlas Processing. E. I. duPont de Nemours and Company (DuPont) has agreed to guarantee the obligations of Conoco to Excel.

     Project completion, certified by an independent engineering firm in the third quarter of 1997, as associated with the Completion Undertaking, released the Pennzoil Company and DuPont from their precompletion guarantees.

     Conoco and Atlas Processing have entered into a Partner Loan Agreement with Excel and the First National Bank of Chicago, as agent on behalf of holders of certain debt of Excel, pursuant to which Conoco and Atlas Processing agreed: (i) prior to Completion, to make capital contributions or subordinated loans to Excel to fund cash shortfalls in respect of certain payments and (ii) following Completion, during the existence of a liquidity cash flow deficit, to provide liquidity support to Excel up to an aggregate amount of $60 million outstanding at any time.

                                EXCEL PARALUBES

11. SUBSEQUENT EVENTS

     Excel sold additional commercial paper in the net amount of approximately $25 million for the period from January 1, 1998 through March 6, 1998 in order to finance operations. The commercial paper is supported by a $145 million revolving line of credit provided by a syndicate of commercial banks (Note 5).

     On May 12, 1998, the credit facility discussed in Notes 1 and 5 was extended through May 1999.